P.O. Box 7850
Mountain View, CA 94039-7850
August 24, 2006
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     cc: Kari Jin — Staff Accountant

Re:	Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2005
Filed September 26, 2005
Form 8-K filed June 29, 2006

SEC File No. 0-21180
Dear Ms. Collins:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated July 20, 2006 relating to the above referenced filings of Intuit Inc.
     We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
     Set forth below is the Staff’s comment followed by our response, which is numbered to correspond with the Staff’s comment letter.
Form 8-K filed June 29. 2006
Comment:
1.	We note the disclosures in your Form 8-K dated June 29, 2006 and in the Company’s April 30, 2006 Form 10-Q with regards to your stock option activities. We further note that in May 2006 the Board of Directors initiated a voluntary review of the Company’s stock option activities and related accounting treatment. Please tell us the current status of your review including whether any determination has been made regarding potential restatements to your financial statements. Also, tell us how you considered SFAS 5 with regards to including a discussion or disclosure of any loss contingencies even though the possibility of loss may be remote. In this regard, tell us what consideration you gave to including a discussion of the potential impact on the qualification of the Company’s stock option plan, the potential for litigation by the option holders, and the potential for legal actions by IRS or any other regulatory authority.
Response:
     In light of reports in the media of public company stock option practices, including a report from the Center for Financial Research and Analysis (CFRA), Intuit began a voluntary review of our historical stock option grant activities and related accounting treatment. In May 2006, our board of directors formed a special committee of independent directors to conduct this review with the assistance of independent legal counsel and independent accounting support.
     Subsequent to our initiation of this review, we received a letter from the Securities and Exchange Commission Office of Enforcement indicating that the Commission had commenced an informal inquiry. On June 26, 2006, we received a subpoena from the United States Attorney for the Northern District of California requesting documents related to the company’s historical stock option practices. In June and July 2006 two shareholder derivative complaints were filed against certain of our directors and present and former officers in the U.S. District Court for the Northern District of California related to historical stock option grant activities.
     On August 16, 2006, we announced that the special committee had completed its independent review and had uncovered no evidence of fraud or intentional wrongdoing in the company’s historical stock option granting practices. The primary scope of the review covered the period from August 1, 1997 to present. Based on these findings, we have concluded that we do not anticipate any restatement of our previously filed financial statements. We have reported this conclusion to the Securities and Exchange Commission Office of Enforcement and the United States Attorney for the Northern District of California and will cooperate with any further inquiries. A copy of our press release dated August 16, 2006, which was furnished to the Commission on a Form 8-K, is attached as Exhibit A to this letter.
     We have reviewed the requirements of SFAS 5 with regard to loss contingencies and we believe that we have appropriately considered those provisions. In general, SFAS 5 requires companies to accrue for loss contingencies if they are probable and estimable and to make certain disclosures about contingencies for which accrual of potential losses may not be required.
     The independent review identified no facts or circumstances that cause us to believe that the accrual or disclosure of a loss contingency would be required pursuant to the provisions of SFAS 5. Specifically, with respect to the matters cited by the Staff in its comment letter, during the period from 1997 to present, we have not issued incentive stock options (“ISOs”) that qualify under Section 422 of the Internal Revenue Code and therefore, we do not believe that the outcome of our review will have any impact on the qualification of any ISOs. We have also considered the possibility of action by the IRS or other regulatory bodies as well as the possible effects of litigation and have concluded that, given the findings of the independent review, potential losses are not probable and therefore no accrual is required.

     Based on the conclusions of the independent review, we will continue to consider whether any further disclosure of risks is appropriate in our future reports filed with the Commission. We expect to include disclosure similar to that set forth in the attached press release in our upcoming report on Form 10-K, which we intend to file on or before the filing deadline of October 16, 2006. As with all of our disclosures, we will continue to evaluate our positions prior to the filing of our Form 10-K and will include in that filing any further disclosures that we deem necessary.
      * * * * * * * * * * * * * *
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (650) 944-3891 or Laura Fennell, our Vice President / General Counsel, at (650) 944-3631.

Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President and Corporate Controller

EXHIBIT A

Contacts:	Investors	Media
	Bob Lawson	Diane Carlini
	Intuit Inc.	Intuit Inc.
	650-944-6165	650-944-6251
	robert_lawson@intuit.com	diane_carlini@intuit.com
Intuit Independent Review on Stock Options Completed
Review Finds No Evidence of Fraud;
Company Concludes no Anticipated Restatement of
Previous Financial Statements
MOUNTAIN VIEW, Calif. – Aug. 16, 2006 – Intuit Inc. (Nasdaq: INTU) announced today that the special committee composed of independent members of its Board of Directors has completed the previously announced independent review of historical options granting practices. The comprehensive review, conducted with the assistance of independent counsel and external forensic accountants, uncovered no evidence of fraud or intentional wrongdoing in the company’s historical stock option granting practices. The primary scope of the review covered the period from Aug. 1, 1997 to the present.
     Based on the findings of the independent review, the company has concluded that it does not anticipate any restatement of its previously filed financial statements. The company has reported this conclusion to the Securities and Exchange Commission and the United States Attorney for the Northern District of California and will cooperate with any further inquiries.
     As previously announced, on Aug. 22, 2006 Intuit will issue the company’s financial results for the fiscal quarter and year ended July 31, 2006.
About Intuit Inc.
     Intuit Inc. is a leading provider of business and financial management solutions for small and mid-sized businesses, consumers and accounting professionals. Its flagship products and services, including QuickBooks®, Quicken® and TurboTax® software, simplify small business management and payroll processing, personal finance, and tax preparation and filing. ProSeries® and Lacerte® are Intuit’s leading tax preparation software suites for professional accountants.
     Founded in 1983, Intuit had annual revenue of more than $2 billion in its fiscal year 2005. The company has nearly 7,000 employees with major offices in 13 states across the United States, and offices in Canada and the United Kingdom. More information can be found at www.intuit.com.
Caution About Forward Looking Statements
     This press release contains forward-looking statements, including that the company does not anticipate any restatement of previously filed financial statements. This statement is subject to risks and uncertainties that could cause actual results to differ materially, including but not limited to risks and uncertainties associated with the ongoing audit of the company’s financial statements by its independent auditors in connection with the Form 10-K for the fiscal year ended July 31, 2006. More details about other risks that may affect Intuit’s business are included in the Form 10-K for fiscal 2005 and in other SEC filings. You can locate these reports through Intuit’s Web site at <http://www.intuit.com/about_intuit/investors>. Forward-looking statements are based on information as of the date of the press release, and Intuit does not undertake any duty to update any forward-looking statement or other information in this press release.